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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*


                          CAMBIUM LEARNING GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    13201A107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2010
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]  Rule 13d-1(b)

      [X]  Rule 13d-1(c)

      [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     SPO Partners II, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              1,733,214 (1)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                -0-
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              1,733,214 (1)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,733,214 (1)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     4.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (PN)
--------------------------------------------------------------------------------

---------------
(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                               Page 2 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              1,733,214 (1)(2)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                -0-
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              1,733,214 (1)(2)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,733,214 (1)(2)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     4.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (PN)
--------------------------------------------------------------------------------

---------------
(1)  Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)  Power is exercised through its sole general partner, SPO Advisory Corp.

                               Page 3 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     San Francisco Partners, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     California

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              210,348 (1)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                -0-
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              210,348 (1)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     210,348 (1)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (PN)
--------------------------------------------------------------------------------

---------------
(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                               Page 4 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              210,348 (1)(2)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                -0-
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              210,348 (1)(2)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     210,348 (1)(2)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (PN)
--------------------------------------------------------------------------------

---------------
(1) Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)  Power is exercised through its sole general partner, SPO Advisory Corp.

                               Page 5 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     SPO Advisory Corp.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              1,943,562 (1)(2)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                -0-
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              1,943,562 (1)(2)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,943,562 (1)(2)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     4.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (CO)
--------------------------------------------------------------------------------

---------------
(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 1,733,214 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 210,348 of such shares.

(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

                               Page 6 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     John H. Scully
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     USA

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              -0-
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                1,943,562 (1)
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              -0-
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              1,943,562 (1)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,943,562 (1)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     4.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (IN)
--------------------------------------------------------------------------------

---------------
(1) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                               Page 7 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William E. Oberndorf
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     USA

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              13,953 (1)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                2,207,360 (2)
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              13,953 (1)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              2,207,360 (2)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,221,313 (1)(2)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (IN)
--------------------------------------------------------------------------------

---------------
(1) Of these shares, 12,683 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership; and 1,270 shares are owned by Mr. Oberndorf solely in his capacity as trustee for the account of his children.

(2) Of these shares, 1,943,562 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp; 229,434 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/15/98; and 34,364 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a controlling person of Oberndorf Foundation, a family foundation.

                               Page 8 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Edward H. McDermott
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     USA

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              -0-
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                1,943,562 (1)
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              -0-
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              1,943,562 (1)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,943,562 (1)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     4.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)


--------------------------------------------------------------------------------

---------------
(1) These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                              Page 9 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William and Susan Oberndorf Trust, dated 10/15/98
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     California

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              229,434 (1)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                -0-
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              229,434 (1)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     229,434 (1)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     0.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (OO)
--------------------------------------------------------------------------------

---------------
(1) Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

                              Page 10 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Oberndorf Family Partners
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     California

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              12,683 (1)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                -0-
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              12,683 (1)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     12,683 (1)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     **0.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (PN)
--------------------------------------------------------------------------------

---------------
(1)  Power is exercised through its sole general partner, William E. Oberndorf.

**   Denotes less than.

                              Page 11 of 20 pages

CUSIP No.  13201A107
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Oberndorf Foundation
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     California

--------------------------------------------------------------------------------
                         5.   Sole Voting Power

                              34,364 (1)
                         -------------------------------------------------------
    Number of            6.   Shared Voting Power
     Shares
  Beneficially                -0-
  Owned by Each          -------------------------------------------------------
    Reporting            7.   Sole Dispositive Power
  Person With:
                              34,364 (1)
                         -------------------------------------------------------
                         8.   Shared Dispositive Power

                              -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     34,364 (1)
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)  [_]

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     **0.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     (CO)
--------------------------------------------------------------------------------

---------------
(1) Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

**   Denotes less than.

                              Page 12 of 20 pages

This Amendment No. 1 (the "Amendment") amends the Schedule 13G (the "Original 13G") filed with the Securities and Exchange Commission ("SEC") on December 18, 2009. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13G, as amended.

ITEM 1.

     (A)  NAME OF ISSUER

          Cambium Learning Group, Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          1800 Valley View Lane
          Suite 400
          Dallas, Texas 75234

ITEM 2.

     (A)  NAME OF PERSON FILING

          SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), Edward H. McDermott ("EHM"), the William and Susan Oberndorf Trust, dated 10/15/98 ("Oberndorf Trust"), Oberndorf Family Partners, a California limited partnership ("OFP") and The Oberndorf Foundation, a California corporation ("Oberndorf Foundation"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp, JHS, WEO, EHM, Oberndorf Trust, OFP and Oberndorf Foundation are sometimes hereinafter referred to as the "Reporting Persons."

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
          Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

          The Original 13G listed William J. Patterson ("WJP") as a "Reporting Person." William J. Patterson passed away on September 24, 2010. As a result, Mr. Patterson is no longer a "Reporting Person" for all purposes under this Amendment and the Original 13G.

     (B),(C) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE; CITIZENSHIP OF REPORTING PERSONS

          The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

          The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

          The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

                              Page 13 of 20 pages

          The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

          The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

          The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

          The principal business address of WEO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is a citizen of the United States of America.

          The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

          The principal business address of the Oberndorf Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. The Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf. WEO and Ms. Oberndorf are the trustees of the Oberndorf Trust. Certain information with respect to WEO is set forth above. Ms. Oberndorf's principal business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Oberndorf is a citizen of the United States of America.

          The principal business address of OFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. OFP is a California limited partnership.

          The principal business address of Oberndorf Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Oberndorf Foundation is a California corporation.

     (D)  TITLE OF CLASS OF SECURITIES

          Common Stock, par value $0.001 per share.

     (E)  CUSIP NUMBER:

          13201A107

ITEM 3.   STATEMENT FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B)
          OR (C):

          NOT APPLICABLE.

ITEM 4.   OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          Certain share amounts and percentages disclosed in the Original 13G were approximations based on information disclosed by the Issuer to the Reporting Persons following the closing of the merger of Voyager Learning Company and Cambium Learning, Inc. Following the filing of the Original 13G, the Reporting Persons received certain shares of the Issuer common stock as a result of that merger. Accordingly, the numbers reflected in this Amendment are not based on estimates

                              Page 14 of 20 pages

     (A)  AMOUNT BENEFICIALLY OWNED:

          SPO Partners II, L.P.                               1,733,214 common shares
          SPO Advisory Partners, L.P.                         1,733,214 common shares
          San Francisco Partners, L.P.                          210,348 common shares
          SF Advisory Partners, L.P.                            210,348 common shares
          SPO Advisory Corp.                                  1,943,562 common shares
          John H. Scully                                      1,943,562 common shares
          William E. Oberndorf                                2,221,313 common shares
          Edward H. McDermott                                 1,943,562 common shares
          William and Susan Oberndorf Trust, dated 10/15/98     229,434 common shares
          Oberndorf Family Partners                              12,683 common shares
          Oberndorf Foundation                                   34,364 common shares

     (B)  PERCENT OF CLASS:

          SPO Partners II, L.P.                                                  4.0%
          SPO Advisory Partners, L.P.                                            4.0%
          San Francisco Partners, L.P.                                           0.5%
          SF Advisory Partners, L.P.                                             0.5%
          SPO Advisory Corp.                                                     4.4%
          John H. Scully                                                         4.4%
          William E. Oberndorf                                                   5.1%
          Edward H. McDermott                                                    4.4%
          William and Susan Oberndorf Trust, dated 10/15/98                      0.5%
          Oberndorf Family Partners                                            **0.1%
          Oberndorf Foundation                                                 **0.1%
          ** Denotes less than

     (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

          (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

          SPO Partners II, L.P.                               1,733,214 common shares
          SPO Advisory Partners, L.P.                         1,733,214 common shares
          San Francisco Partners, L.P.                          210,348 common shares
          SF Advisory Partners, L.P.                            210,348 common shares
          SPO Advisory Corp.                                  1,943,562 common shares
          John H. Scully                                          - 0 - common shares
          William E. Oberndorf                                   13,953 common shares
          Edward H. McDermott                                     - 0 - common shares
          William and Susan Oberndorf Trust, dated 10/15/98     229,434 common shares
          Oberndorf Family Partners                              12,683 common shares
          Oberndorf Foundation                                   34,364 common shares

          (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

          SPO Partners II, L.P.                                   - 0 - common shares
          SPO Advisory Partners, L.P.                             - 0 - common shares
          San Francisco Partners, L.P.                            - 0 - common shares
          SF Advisory Partners, L.P.                              - 0 - common shares

                              Page 15 of 20 pages

          SPO Advisory Corp.                                      - 0 - common shares
          John H. Scully                                      1,943,562 common shares
          William E. Oberndorf                                2,207,360 common shares
          Edward H. McDermott                                 1,943,562 common shares
          William and Susan Oberndorf Trust, dated 10/15/98       - 0 - common shares
          Oberndorf Family Partners                               - 0 - common shares
          Oberndorf Foundation                                    - 0 - common shares

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

          SPO Partners II, L.P.                               1,733,214 common shares
          SPO Advisory Partners, L.P.                         1,733,214 common shares
          San Francisco Partners, L.P.                          210,348 common shares
          SF Advisory Partners, L.P.                            210,348 common shares
          SPO Advisory Corp.                                  1,943,562 common shares
          John H. Scully                                          - 0 - common shares
          William E. Oberndorf                                   13,953 common shares
          Edward H. McDermott                                     - 0 - common shares
          William and Susan Oberndorf Trust, dated 10/15/98     229,434 common shares
          Oberndorf Family Partners                              12,683 common shares
          Oberndorf Foundation                                   34,364 common shares

          (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

          SPO Partners II, L.P.                                   - 0 - common shares
          SPO Advisory Partners, L.P.                             - 0 - common shares
          San Francisco Partners, L.P.                            - 0 - common shares
          SF Advisory Partners, L.P.                              - 0 - common shares
          SPO Advisory Corp.                                      - 0 - common shares
          John H. Scully                                      1,943,562 common shares
          William E. Oberndorf                                2,207,360 common shares
          Edward H. McDermott                                 1,943,562 common shares
          William and Susan Oberndorf Trust, dated 10/15/98       - 0 - common shares
          Oberndorf Family Partners                               - 0 - common shares
          Oberndorf Foundation                                    - 0 - common shares

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.

                              Page 16 of 20 pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Page 17 of 20 pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             -----------------------------------
                                                             Date



                                             -----------------------------------
                                                          Signature


                                                         Kim M. Silva
                                             -----------------------------------
                                             Attorney-in-fact for:

                                             SPO Partners II, L.P. (1)
                                             SPO Advisory Partners, L.P. (1)
                                             San Francisco Partners, L.P. (1)
                                             SF Advisory Partners, L.P. (1)
                                             SPO Advisory Corp. (1)
                                             John H. Scully (1)
                                             William E. Oberndorf (1)
                                             Edward H. McDermott (1)
                                             William and Susan Oberndorf Trust,
                                             dated 10/15/98 (1)
                                             Oberndorf Family Partners (1)
                                             Oberndorf Foundation (1)


                                             (1) A Power of Attorney authorizing
                                             Kim M. Silva to act on behalf of
                                             this person or entity is filed as
                                             Exhibit B.


                              Page 18 of 20 pages

                                  EXHIBIT INDEX

Exhibit        Document Description

A              Agreement Pursuant to Rule 13d-1(k)

B              Power of Attorney (previously filed)


                              Page 19 of 20 pages